UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTERPHASE CORPORATION

(Exact name of registrant as specified in its charter)

Texas	1-35267	75-1549797

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4240 International Parkway, Suite 105, Carrollton, Texas	75007

(Address of principal executive offices)	(Zip Code)

Thomas N. Tipton, Jr. (214) 654-5000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Interphase Corporation (“we” or “our”) evaluated its current product lines and determined that certain products we manufacture contain cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”). We are unable with absolute assurance to determine the origin of the Conflict Minerals in our products and cannot exclude the possibility that some may have originated in the Democratic Republic of the Congo or an adjoining country and may not have come from recycled or scrap sources. Our due diligence exercise failed to clarify the Conflict Minerals’ country of origin, whether the Conflict Minerals finance or benefit armed groups in those countries, or whether the Conflict Minerals came from recycled or scrap sources. For that reason, we are required to submit a Conflict Minerals Report.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Interphase Corporation’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://www.iphase.com/products/conflict_materials/.

Item 1.02 Exhibit

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Interphase Corporation

By: /s/ Thomas N. Tipton Jr.	Date: June 2, 2014

Chief Financial Officer, Secretary,

Vice President of Finance and Treasurer